Exhibit 4.27

Commercial Properties Purchase Agreement

(Summary Translation)

Party A: Lvdi Group Chengdu Real Property Co., Ltd.

Party B: Beijing SouFun Network Technology Co., Ltd.

Party C: Chendu Hailian Industrial Development Co., Ltd.

The parties, through friendly negotiation, hereby enter into this agreement (this “Agreement”) whereby Party B agrees to purchase certain properties of Green Land Window Project, situated in the central business district of the high-tech zone of Chengdu city and developed by Party C, a company controlled by Party A, on the terms and conditions as follows:

Section 1	Purchase Price, Payment Time and Payment Method

1.1 Purchase Price

Party B intends to purchase floors 13-25 of building no.1 of the Project with an area of 22,402 square meters (“Target Properties”), the price of which is RMB10,380 per square meter and RMB232,532,760 in total (the “Purchase Price”).

The Purchase Price includes all the fees, expenses and costs payable in accordance with the terms hereof, with no additional surcharges except for the expenses to be collected or withheld by Party A in accordance with the relevant laws and regulations.

1.2 Payment Time

Party B shall pay an aggregate of RMB232,532,760 for the Target Properties prior to December 31, 2013 (the “Payment Date”).

1.3 Payment Method

Party A and Party C shall jointly designate a bank account to receive the Purchase Price.

Section 2	Payment Defaults

2.1 If Party B fails to pay the Purchase Price in accordance with the terms hereof, and within ninety (90) days of the Payment Date, Party B shall pay to Party A 1‰ of the then outstanding amount accrued on a daily basis up to the date on which Party B pays the Purchase Price in full (the “Actual Payment Date”) as liquidated damages, which shall be paid within thirty (30) days following the Actual Payment Date.

2.2 If Party B fails to pay the Purchase Price in accordance with the terms hereof, and following ninety (90) days of the Payment Date, Party A shall be entitled to terminate this Agreement. If Party A elects to terminate this Agreement, B shall pay to Party A 5% of the Purchase Price as liquidated damages. If Party A elects to enforce this Agreement, Party B shall pay to Party A 2‰ of the then outstanding amount accrued on a daily basis up to the Actual Payment Date as liquidated damages.

Section 3	Conditions of Delivery

3.1 Party A and Party C shall undertake to Party B that the Target Properties shall be delivered no later than December 31, 2014 (the “Last Delivery Date”).

When delivered, the Target Properties shall be qualified in the following respects, among others:

1.	The relevant inspection and approval certificates shall have been obtained for the Target Properties.

2.	A building area report shall have been issued by a qualified real estate mapping organization for the Target Properties.

4.	The relevant construction planning permit, the land planning permit, the construction permit, and the land use right certificate shall have been obtained for the Target Properties.

5.	The Target Properties shall comply with relevant governmental planning, requirements (in relation to environmental protection, public health, fire prevention, and construction) and rules, shall have completed the relevant official acceptance inspection procedures, and shall not be closed down or otherwise subject to court or governmental enforcement actions.

6.	The interior design and decorations of the Target Properties shall meet the fire prevention and environmental protection requirements, and the relevant governmental certificates shall have been obtained therefor.

7.	The security interest in respect of the land use right of the Target Properties shall have been discharged.

8.	The Target Properties shall be in good operating conditions for Party B’s immediate use.

9.	Party B’s consent shall be required for any revisions to the original construction plan of the Target Properties.

3.2 Subject to Section 3.1, Party A and Party C shall inform Party B of the time, place and the required documentation for the delivery of the Target Properties (the “Delivery”) seven (7) days prior to the the date of the Delivery (the ‘Delivery Date”). On the Delivery Date, Party A shall provide Party B with the following documents: Permit of Commercial Building Construction Planning, Filing Form of Acceptance Inspection upon the Completion of Building Construction, Report on Building Area upon Onsite Measurement, Report on Air Quality of the Building, and a full set of drawings of the Target Properties upon completion of the construction of the building where the Target Properties are located (the “Building”).

If Party B does not (i) pay the Purchase Price and liquidated damages (if applicable) in full, or (ii) cooperate with Party A and Party C with the registration and filing procedures, Party A and Party C may suspend the Delivery until such a date within ten (10) days after Party B pays the Purchase Price and liquidated damages (if applicable) in full and cooperates with Party A and Party C with the registration and filing procedures.

Section 4	Delivery

Party A shall obtain the ownership certificate of the Building within one hundred and eighty (180) days after the Delivery. If Party A fails to obtain such certificate within such time limit due to Party A’s or Party C’s fault, (i) if within ninety (90) days thereafter, Party A and Party C shall pay to Party B 0.5‰ of the Purchase Price accrued on a daily basis as the liquidated damages; and (ii) if following ninety (90) days thereafter, Party B shall be entitled to return the Target Properties. If Party B elects to return the Target Properties, Party A and Party C shall refund Party B the Purchase Price that has been paid by it and pay to Party B an additional 50% of the Purchase Price as well as other losses with thirty (30) days after receipt of a notice on retuning the Target Properties. Subject to the satisfaction of the conditions set out in Section 3, the Delivery shall be deemed to be complete on the part of Party A upon obtaining the ownership certificate of the Target Properties and completion of the registration of ownership transfer.

At any time during the period from completion of acceptance inspection to the fifteen (15) days after obtaining the ownership certificate, with prior notice to Party A, Party B shall be entitled to inspect the Target Properties and the associated facilities to determine whether the conditions thereof are in compliance with this Agreement.

Section 5	Delivery Defaults

5.1 If Party A and Party C fail to deliver the Target Properties in accordance with the terms hereof, and within ninety (90) days of the Last Delivery Date, Party A and Party C shall pay to Party B 1‰ of the then paid amount of the Purchase Price accrued on a daily basis up to the date on which they deliver the Target Properties (the “Actual Delivery Date”) as liquidated damages, which shall be paid to Party B within thirty (30) days following the Actual Delivery Date.

5.2 If Party A and Party C fail to deliver the Target Properties in accordance with the terms hereof, and following ninety (90) days of the Last Delivery Date, Party B shall be entitled to terminate this Agreement. If Party B elects to terminate this Agreement, Party A and Party C shall pay to Party B 5% of the Purchase Price as liquidated damages. If Party B elects to enforce this Agreement, Party A and Party C shall pay to Party B 2‰ of the then paid amount of the Purchase Price accrued on a daily basis up to the Actual Delivery Date as liquidated damages.

Section 6	Ownership Transfer Procedures; Creditor Claims

Party A and Party C undertake that there are no pending disputes on the Target Properties. Party A and Party C shall be liable for failure in timely transfer of ownership as well as any disputes arising out of creditor claims in relation to the Target Properties, and refund Party B the Purchase Price and pay to Party B an additional 50% thereof as liquidated damages.

Section 7	Representations and Warranties of Party A and Party C

7.1 Party A and Party C are enterprises duly established and valid existing under the laws of their respective jurisdiction of incorporation, having obtained all the registrations, certificates and licenses necessary for real-estate development.

7.2 During the period from the date hereof to the completion of the Delivery, Party A and Party C legally own, and have the right to transfer, the Target Properties. There are no other defects on the ownership of the Target Properties except the mortgages thereon as disclosed on the date hereof. There is no leasehold interest of any kind on the Target Properties.

7.3 Party A and Party C have obtained all the certificates, consents and approvals necessary for real-estate development in accordance with the relevant laws. There is no violation of the relevant laws and regulations and industry standards in the development of the Target Properties, and there is no circumstance, existing or anticipated, that will give rise to administrative sanctions or penalties.

7.4 Party A and Party C have paid in a timely manner all the expenses, costs and fees in respect of land use right transfer, demolition and relocation in relation to the land on which the Target Properties are located. There is no circumstance that will give rise to administrative sanctions or penalties.

7.5 Party A and Party C undertake that all their representations and warranties contained herein are true, accurate and not misleading during the period from the date hereof to the completion of the Delivery. If any such representations and warranties become untrue or inaccurate during such period and Party B elects to enforce this Agreement, Party B’s exercise of any rights, claims or demands against Party A shall not be deemed to be waived.

7.6 Party A undertakes to discharge the mortgages on the land of the Target Properties before June 30, 2014.

7.7 Party A and Party C undertake that they shall procure the relevant construction teams and suppliers to solve in a timely manner any defect in the construction, decorations or facilities of the Target Properties.

7.8 If Party A and Party C breach any representations or warrants hereunder, they shall indemnify Party B for any loss resulting therefrom. The liabilities under this Section 7.8 shall survive the completion of the Delivery.

Section 8	Service, Dispute Resolution and Miscellaneous

8.1 Party B may designate its affiliate to succeed to and enforce this Agreement. Party A and Party C undertake that if Party B designates an affiliate as the purchaser of the Target Properties, Party B shall have an absolute right to do so without Party A’s prior consent, and Party A and Party C shall take necessary actions to ensure that such Party B designee be entitled to all the rights and interests of Party B hereunder.

8.2 Any matters not contemplated hereunder or any modifications to the terms hereof shall be memorialized in an amendment in writing to be entered into by all the parties hereto.

8.3 Any dispute arising out of this Agreement shall be resolved through negotiations among the parties hereto. If such negotiations fail to resolve the dispute, any party may submit such dispute before the people’s court in the jurisdiction where the Target Properties are located.

8.6 This Agreement shall be made in three counterparts. Each party holds one counterpart. This Agreement shall become effective upon affixation of the signatures and seals of the parties hereto.

Party A (Seal):	Lvdi Group Chengdu Real Property Co., Ltd.

Legal Representative:	SUN Zhiwen (Seal)

Date:

Place:

Party B (Seal):	Beijing SouFun Network Technology Co., Ltd.

Legal Representative:	/s/ MO Tianquan (Seal)

Date:

Place:

Party C (Seal):	Chendu Hailian Industrial Development Co., Ltd.

Legal Representative:

Date:

Place: